EXHIBIT 99.1

Trading Data

Trade Date	Purchase/Sale	No. of Shares Purchased/Sold	Price Per Share(1)	Nature of Purchase/Sale
September 29, 2016	Purchase	714,285	$2.8409	Open Market
September 30, 2016	Purchase	386,000	$2.7739	Open Market
October 6, 2016	Purchase	30,010	$2.4313	Open Market
October 7, 2016	Purchase	40,400	$2.3757	Open Market
October 7, 2016	Purchase	29,305	$2.2387	Open Market

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(1)	Excluding any brokerage commissions.